

Treycent Offering Statement

Presented by Jumpstart Micro, Inc

Funding Portal

Offering Statement for:

Treycent, Inc

OFFERING STATEMENT 3

Issuer Information.. 5

Intermediary/Funding Portal Information 5

The Security Offering 5

Jurisdictions... 6

Eligibility 6

Overview 7

Business Plan.. 7

Management Team and Officers 10

Advisor 11

Directors... 11

Offering 12

    Purpose of the Offering 12

    Use of proceeds for minimum and maximum offering 12

Ownership and Capital Structure... 13

    Terms of the offering 13

    Restrictions on Transfer of the Securities Being Offered 13

    Existing Securities 14

    Principal Security Holders 14

    Current Debts.. 15

    AFFILIATED PARTY TRANSACTIONS.. 15

    Tax Considerations.. 16

    LEGAL PROCEEDINGS 16

Risk Factors 16

CURRENT, HISTORICAL AND PRO FORMA FINANCIAL STATEMENT... 17

    Financial Summary 18

    Operating History... 18

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Financial Statements..18

Ongoing Reporting 18

Appendix A – Additional Disclosure Statement 19

Appendix B – 503 Eligibility...22

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING......................................22

Appendix D – Associated Persons..24

Appendix C – Financial Statements..25

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OFFERING STATEMENT

June 2016

This Offering Statement ("**Disclosure**") is furnished solely to prospective investors through the Jumpstart Micro, Inc Funding Portal ("**Funding Portal**"). Jumpstart Micro is registered with the SEC (Securities Exchange Commission) as a Funding Portal and a Member of FINRA (Financial Industry Regulatory Authority).   The portal address is jumpstartmicro.com

This disclosure is for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Treycent, Inc ("**Issuer**"). The Securities will be issued pursuant to, and will be governed by, an agreement among the Issuer and the purchasers of the Securities. The securities being offered are Common Stock.

The Issuer is seeking to raise a minimum of $60,000 and maximum of $300,000 through the offer and sale of Securities on the Portal ("**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) ("**Exemption**") of the U.S. Securities Act of 1933 ("**Securities Act**") and the regulations defined as **Regulation Crowdfunding**.

A crowdfunding investment involves risk. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority.

Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell

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or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure or on the Funding Portal.

To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) process an investment through the funding portal which goes into a bank Escrow until the minimum target investment is reached or the offering expires.

The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes. However, if any material changes are made, each Investor will be notified and is required to reconfirm their investment commitment within 5 days or the investment is cancelled. Investors are also given the right to terminate an investment within 48 hours from a notice that the target has been met.

Investors should be aware that certain information contained in this Disclosure and on the Funding Portal constitutes forward looking statements by the Issuer. These are based on assumptions by the Issuer and in many cases very difficult to project and may change based on unforeseen circumstances beyond the control or unknown to the Issuer. Investors should take caution when evaluating forward looking statements.

For all Investors and Issuers, it is required to acknowledge disclosures on the funding portal and also as Appendix A.

Issuer Information

Name of issuer:	**Treycent, Inc**
Legal status of issuer	
Entity Form:	**Corporation**
Jurisdiction of Incorporation/Organization:	**Florida**
Date of organization:	**May 20, 2016**
Physical address:	**7431 Roebelenii Court, Sarasota FL 34241**
Website address:	**treycent.com**

Intermediary/Funding Portal Information

Intermediary:	Jumpstart Micro, Inc
CIK Number:	0001664804
SEC File Number:	007-00008
CRD Number:	NA
Funding Portal Address:	jumpstartmicro.com
Compensation to Intermediary:	6% of the closing amount raised
Direct or Indirect interest by Intermediary:	None

The Security Offering

Type of security offered:	**Common Stock**
Target number of securities being offered:	**40,000**
Price of Security:	**$1.50**
Method of determining price:	**Comparisons to competition in this market and revenue projections**
Target Amount:	**$60,000**
Oversubscription allowed:	**Yes**
Allocation method of oversubscription:	**First come, first serve**
Maximum amount of offering:	**$300,000 (20%)**
Deadline to reach target amount:	**November 1, 2016**
Purpose of the offering:	**The application is developed and in the market with 40,000 downloads. Proceeds will be used for marketing, working capital, additional research and development**
Ownership % by new Investors:	**5% - 20%**
Voting rights:	**Yes**
Future annual report location:	**treycent.com/annualreport.html**

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Jurisdictions

Jurisdictions in which the issuer intends to offer the securities: ALL US

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, MD, MA, MI, MN, MS, MO, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY

Eligibility

The Issuer certifies that all of the following statements are true for the Issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis- qualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The issuer further acknowledges that they and no other predecessor has failed to comply with the on-going reporting requirements of Rule 202 of Regulation Crowdfunding.

Overview

You know how most people have a hard time finding that one photo that they so badly want to show you or fumble with their phone just to view notes? We have so much content on our phones that it's getting harder to find anything. Treycent's apps alleviate this pain by allowing you to retrieve personal content using spoken questions or phrases.

There are roughly two billion smartphone users. Ninety-Two percent of them take photos and, on average, have around 600 stored on their phones at any given time. 78% of the US population has a computer and, on average, visit 89 different web pages. With all this content, we're wasting more and more time and effort trying to access it. This might be scrolling through hundreds of photos to find the one you're looking for or repeatedly searching the web to find a web page you've visited in the past. For the millions of smartwatch users, searching is even more of a pain due to the small screen sizes.

Treycent has the solution to make finding content simple, easy and virtually hands-free. Smartphone, smartwatch, and desktop computer users will embrace the use of voice commands to retrieve their personal photos, notes, and other content using speech input as it's the most natural user interface. Treycent's apps allow users to tag content with voice commands making future retrieval faster and easier. Content can exist on the public internet or private intranet behind password or even firewall protection and voice commands can be shared between friends or team members or even within an organization.

Services such as Siri, Cortana, Google Now, and Amazon Echo allow users to use voice commands to access public domain content. Our edge is that, with Treycent, you can access private content using questions or phrases that are most natural for you. For example: "my favorite selfies", "best lunch photos", "show me my grocery list", etc. Another advantage we have is that we allow users to share voice commands with family, friends or team members or keep them private. And, with our integration with Amazon Alexa, users can also ask general questions, as they would with Siri, all from one app.

Our Android app already has more than 40,000 downloads. Statistics show that the majority of apps never get this far. Treycent's goal is to raise this round of financing from Investors which will give us the ability to expand our marketing efforts to where we can generate cash flow from advertisers. In addition, the funds will be used to expand development and explore more commercial applications including smarthome and wearables. I have spent more than 5 years as a Software Engineer for Microsoft, Expedia and MITRE and believe there are many opportunities for this application.

Business Plan

Target Customers

Our target customers are both consumers and business users. The demographics don't distinguish between age or gender. The problem we solve relates to anyone who has content on their mobile device or computer who wants hands-free, quick access to it.

Consumers

- Retrieve personal photos and notes by voice
- Share voice commands with friends
- Collaborate with friends on "Shared Slideshows"
- Play your favorite YouTube videos and playlists by voice
- Access your favorite social media sites and web pages by voice
- Trigger IFTTT or Zapier events to control your devices by voice

Business Users

- Retrieve project photos and notes by voice command
- Retrieve project photos and notes to smartwatches
- Share voice commands within teams or organizations
- Access team documents by voice command
- Access existing intranet content by voice command

Solving a Problem

There are roughly two billion smartphone users 92% of whom take photos and, on average, have around 600 stored on their phones at any given time. Seventy-Eight percent of the US population has a computer and, on average, visit 89 different web pages. With all this content, users waste an increasing amount of time and effort accessing it whether scrolling through hundreds of photos to find the one they're looking for or repeatedly searching for web pages that they've already visited. For the millions of smartwatch users, searching is even more painful due to the small screen sizes.

Treycent – Designed for everyone

Smartphone, smartwatch, and desktop computer users will embrace the use of voice commands to retrieve their personal photos, notes, and other content because finding what you want is becoming more difficult and time consuming and speech input is the most natural user interface. Our apps allow users to tag content with voice commands making future retrieval faster and easier. Content includes photos, notes, videos, documents, and web pages and can exist on the public internet or private intranets behind password or firewall protection. In addition, voice commands can be shared between friends or team members or even within an organization.

Coming Soon: Treycent will soon be adding Alexa integration. Alexa is the tech behind Amazon Echo. This means that Treycent users will be able to ask general questions and spoken replies like Siri!

The Market Opportunity

The market for Treycent is worldwide and taps into a growing demand for voice control. As devices become smaller with the ability to store more information, voice control becomes even more important. Some statistics include:

- The number of smartphone users worldwide will surpass 2 billion in 2016, according to new figures from eMarketer after nearly getting there in 2015.
- Data from a Pew Research Center survey done of smartphone users in 2011 found that 92% of smartphone users use their phones to take pictures.
- The average smartphone user has 630 photos stored on their mobile device according to a study by personal media startup Magisto and reported on Gigaom.

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- A 2013 report from NextMarket Insights estimates that 373 million smartwatches will be shipped by 2020.
- 36 million smart-home devices shipped by 2017 according to Parks Associates.

A big market shift, which is part of our strategy, is "The Internet of Things" movement. It is defined as: "a proposed development of the Internet in which everyday objects have network connectivity, allowing them to send and receive data". Much of which will be controlled by voice commands but with devices offered by many different companies there will be a need for one app - a universal voice control app. Treycent's apps can become an important player in this space with our support of custom voice commands from smartphones, smartwatches, and computers.

How we will generate revenue

The Android app download count exceeds 40,000 and we need funds to support marketing efforts to raise that number. After reaching 300,000 downloads, we will begin to make money in these ways:

In-App Ads

Sponsored Content

B2B services supporting private information retrieval by voice command via our apps or our REST API

In addition, we are exploring more commercial applications which may open a new market for our technology. It's too early to tell, but we believe this may be another avenue for revenue generation.

Growth Plans

The long term plan is to grow big fast and to monetize users via in-app ads. Our goal is to become the number one provider of voice access to private content for business and consumers. The market is worldwide and can be reached through good marketing, word of mouth and app download growth. We anticipate reaching downloads of 50,000 in 2016, 100,000 in 2017 and 250,000 in 2018. This does not include our expansion into other markets with our technology.

Our recent figures show us at 40,000 downloads for the Android app and the iOS app has just been released. Our financial projections demonstrate breakeven by the middle of 2018. We believe by this point, we will be an attractive acquisition by a number of large companies in the voice recognition market, mobile devices, wearables, smarthome and other markets. The more downloads we have; the faster awareness is created which can lead to these possible liquidity events for our investors. There is also the opportunity for a cash distribution to our shareholders based on our financial projections.

Use of Proceeds

The proceeds from this investment will be used to market Treycent using Facebook and Google app install ads, to add server capacity, advance our technology, improve our website, explore commercial applications and for general operating expenses. From our projected financials you will see that we intend to maintain a very low overhead and focus on the marketing and general corporate expenses needed to grow our user base. Our products, being software, require no manufacturing, no storage, and no shipping.

Management Team and Officers

Donald McSwain is the Founder and CEO of Treycent. Donald was a Software Engineer at Microsoft and worked on internet applications for 2 years and was a Software Engineer with Expedia for 4 years where he worked on internet travel applications. He was also a Systems Engineer with MITRE for 3 years where he worked on C3IS applications to aid in the military defense of South Korea.

Mr. McSwain is an innovative software engineer offering experience in the full software development lifecycle from concept through delivery of next-generation applications and customized solutions. Expert in advanced development methodologies, tools and processes contributing to the design and rollout of cutting-edge software applications. Known for excellent troubleshooting skills and able to analyze code and engineering.

Professional Experience

Treycent, Inc | Software Developer/Founder | January 2014 – present | Sarasota, FL

The apps allow users to load their photos, personal notes, and favorite web pages by voice command. In addition to the (Chrome) web app there is also an Android/Android Wear app and iPhone/Apple Watch app. The smartphone/smartwatch apps use the REST API to talk to a server. All apps are published in the app stores

Vertex, Inc | Software Developer | March 2011 – present | Sarasota, FL

Implemented a variety of technologies in support of Vertex Tax applications, which were offered to Fortune 500 companies. These companies used the applications to file electronic tax returns to the government.

Accrisoft Corporation | Software Developer | August 2007 – March 20011 | Sarasota, FL

Responsible for development and maintenance of the web application development environment using PHP, MySQL, C#, jQuery, Javascript, Ajax, HTML, CSS, and MSSQL. As a member of the development team Mr. McSwain was responsible for implementing a variety of web-based technologies for the Accrisoft CMS which was sold to other companies who then, in-turn, used it to build and maintain their clients' web sites. The CMS was continually modified improved to meet a wide variety of client needs including: email marketing, membership management, event registration, integration with 3rd party systems (e.g. Facebook, Twitter, YouTube, Google, etc.) and more.

Quest Solutions, Inc | Software Developer | March 2004 – August 2007 | Sarasota, FL

Member of the software development team that was responsible for development of Quest Estimator: a commercial construction cost estimating application. Assisted the team in re-writing applications from C++/dBase to C#/SQL. Was also responsible for development and support of various ASP.NET web sites and web services in support of Quest's products and operations. Employed skills such as used: C#, ASP.NET, HTML, Javascript, WPF, XBAP, XAML and SQL (stored procedures). Also responsible for managing the IIS, SQL Server and OS configuration for various deployment environments.

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Vertex, Inc | Software Developer | February 2003 – March 2004 |Sarasota, FL

Vertex (formerly Arthur Andersen's tax software division), makes one of the leading corporate tax software packages in the industry. As a member of the development team, Mr. McSwain was responsible for a variety of corporate federal income and international tax applications. Leveraged my expertise in C++ using SQL Server to produce the majority of applications. Pioneered new features for international products.

Expedia | Software Development Engineer | November 1999 – February 2003 | Bellevue, WA

Joined the Expedia group at Microsoft in 1998. It was then spilt off into a separate company in November of 1999. At Expedia I was responsible for development and maintenance of a variety of web server components in the form of ISAPI DLLs utilizing C++, SQL, ASP, JavaScript, COM, DHTML, HTML and XML. Create a web service using C# to that allowed the MSN Mobile web site to request data from Expedia in order to deliver a user's travel information to their cell phone.

Microsoft | Software Development Engineer | February 1997 – November 1999 |Redmond, WA

Member of interface software development group where Mr. McSwain was responsible for development and maintenance of numerous products for a variety of applications and COM components. Designed and developed client and server components for delivering delivered MSDN CD content to developers via the web.

Education

Bachelor of Science in Computer Sciences
January 1984, Chaminade University of Honolulu, Honolulu, HI

Advisor

Marc Tarpenning is an advisor to the Company and works with the CEO on strategy.

Mr. Tarpenning was co-founded Tesla Motors in Palo Alto, CA to build electrical cars, and in 2006 introduced the Tesla Roadster, the first production automobile to use lithium-ion battery cells. Mr. Tarpenning was VP in charge of the electrical engineering group and was CFO for several years. Mr. Tarpenning left the company in 2008.

Directors

Donald McSwain is currently the only board of director for Treycent. Please see his bio in the Management section. In the near future the board will be expanded to three people.

Name:	Donald McSwain
Date of board service:	May 2016
Principal Occupation:	Software Engineer
Board Positions held and dates:	CEO, Treasurer and Secretary
Business experience (min 3 years) with employer, dates, titles and responsibilities.	See management team for details

Offering

Treycent is offering investors the opportunity to purchase common stock in the Company. The target investment amount is $60,000 which represents 5% of the fully diluted shares. Over-subscription of the offering can go as high as $300,000 for 20% ownership. The valuation has been based on comparisons to others in this market. Treycent is a development stage company and it's mobile app already has 40,000 downloads. Prior to the offering there are 1,000,000 shares outstanding.

Purpose of the Offering

Treycent is proven a demand for it's technology which already has 40,000 downloads. The capital raised by this offering will be used to expand its marketing and begin to generate revenue from advertisers. This is the standard model for mobile applications. Once there is an increase in demand, advertising revenue will start quickly after. The Company has very little overhead and nearly all of the investment will go into promoting the solution and furthering the technology.

Use of proceeds for minimum and maximum offering

The proceeds from this investment will be used to market Treycent using Facebook and Google app install ads, to add server capacity, advance our technology, improve our website, explore commercial applications and for general operating expenses. From our projected financials you will see that we intend to maintain a very low overhead and focus on the marketing and general corporate expenses needed to grow our user base. Our products, being software, require no manufacturing, no storage, and no shipping.

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$ 60,000	$300,000
Less: Offering Expenses		
(A) Jumpstart Micro - 6%	$ 3,600	$ 18,000
(B)	$	$
(C)	$	$
Net Proceeds	$ 56,400	$282,000
Use of Net Proceeds		
(A) Working Capital	$16,400	$ 50,000
(B) Marketing	$40,000	$200,000
(C) R &D	$	$ 32,000
Total Use of Net Proceeds	$56,400	$282,000

Investors complete the transaction on the Funding Portal by reviewing all documents and disclosures. Once they are ready to invest, they select Invest Now on the Issuers listing page and provide their information to make an investment. A confirmation email is sent to the Investor, including a PDF of the transaction and notification of their right to cancel. Once the minimum target is met the investment is processed.

With 30 days from the receipt of funds by the Issuer they will deliver a security certificate to the Investor which will be prepared and delivered by the Company Attorney.

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An investor may cancel an investment commitment as follows:

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline

- Jumpstart Micro will notify investors when the target offering amount has been met.

- If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

- If an investor does not reconfirm his or her investment commitment within 5 days after a material change is made by an Issuer and investor is notified, the investor's investment commitment will be cancelled and the committed funds will be returned.

Ownership and Capital Structure

Terms of the offering

Terms of the securities being offered:	Common Stock
Voting Rights:	Yes, One per share
Limitations on voting or other rights:	None, same rights as all existing shares
How may the terms of the securities being offered be modified?	The company only has one class of security with all of the same terms and rights.

Restrictions on Transfer of the Securities Being Offered

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

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Existing Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights	Notes if other rights
Preferred Stock (list classes)					
NONE					
Common Stock:	10,000,000	1,000,000	Yes	No	
Debt Security:					
Other:					

Class of Security	Securities reserved for issuance upon exercise or conversion	
Warrants:		
Options:		
Other Rights:		
Total Fully Diluted Shares:		**1,000,000**

Principal Security Holders

Below is a description of the current security holders of the Issuer with 20% or greater ownership.

Name of Holder	Class of Security	Number of Securities Held	% of voting power prior to the Offering
Donald McSwain	Common	1,000,000	100%

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities identified above? **Treycent has only one class of security in the company which will vote and act together.**

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? **No, there are no difference. The Company has one class of security**

How could the exercise rights held by the principal shareholders identified above effect the purchasers of the securities being offered? **The founder holds a majority of the shares and voting rights which provides him the ability to take actions on behalf of all shareholders. This includes management decisions, debt instruments, declaring a dividend and the future sale or closing of the business. The shareholders from this offering will have a minority interest in Treycent, Inc.**

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How are the securities being offered valued? **Valuation has been determined by comparisons to companies in this market, and based on future revenue projections using a discounted cash flow method.**

What are the risks to purchasers of the securities relating to minority ownership in the issuer? **The founder will have a majority of the shares and voting rights after the offering is completed. This provides him the ability to make management decisions which are in the best interest of the company and shareholders. The founder will not be using any of the proceeds from this offering as a salary, but will be taking a modest one when there is positive cash flow in the company.**

What are the risks to purchaser associated to corporate actions: (including additional issuance of securities, issuer repurchase of securities, a sale of the issuer or assets of the issuer, or transactions with related parties? **Should the company need additional capital this may come in the form of Debt which would be senior to all equity positions in the company. If a new equity offering is made, the company will issue more shares which will dilute the value of existing shares. It's possible, depending on the circumstances, that the new equity could be at a higher class such as Preferred Stock and may contain provisions such as preferences. All of these could dilute the value for existing shareholders. At the current time none of these future financings are contemplated by management.**

Current Debts
Treycent has no debt.

Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
None	$	%		

AFFILIATED PARTY TRANSACTIONS
Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12 month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

> (1) any director or officer of the Issuer;
> (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;
> (3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or
> (4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			$

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Tax Considerations

The Issuer intends to treat the Securities as an Equity Investment. As such there is no tax consequences for the Investors until such time as a there is a distribution of profits to the shareholders or a sale of the business.

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Risk Factors

Below is a discussion of the specific risk factors associated with an investment in the Issuers securities. Additional, more general risks factors are part of the Jumpstart Micro disclosure as Appendix A.

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

- **Unforeseen Losses Risk** - Revenue projections may not be achieved which may result in unforeseen losses
- **Capital Risk** - Company may need to raise additional capital which would result in dilution of the value for current shareholders
- **Technical Risk** - Company may experience technical issues on future product releases resulting in spending more on product development than contemplated
- **Financing Risk** - Company may need to take on bank debt or leases which become a priority over existing shareholders in the event of a liquidation of the company
- **Competitive Risk** - A major competitor may enter the market with a competing solution, reducing the demand for the company's product
- **Management Team Risk** - A key member of the management team may become ill and unable to work for an extended period of time
- **IT Cost Risk** - Expenses related to the business may increase, resulting in a higher cost of sales than contemplated
- **Revenue Risk** - Advertisers, which is the primary source of revenue, may not spend as much as anticipated, having an impact on the top line revenue
- **Product Demand Risk** - Downloads of the App may not achieve the expected numbers in the timeframe contemplated which would result in less interest from Advertisers
- **Lack of Profitability Risk**- The net profits may not be achieved which would prevent the company from declaring a distribution of profits to the shareholders
- **Exit Strategy Risk** - The exit plan of a sale of the business may take longer than expected or not be achieved

CURRENT, HISTORICAL AND PRO FORMA FINANCIAL STATEMENT

To illustrate the potential of the Issuer, the management team has prepared this set of financial which include historical, current and projections. The projections are based on reasonable performance estimates by the Issuer which are outlined in the business plan. They also assume a successful completion of this offering. The financials are based on benchmarks against other companies in this industry and believe to be achievable by the management team based on current market conditions. Please see risk disclosure section to understand the potential changes which would affect projections.

Treycent was incorporated in May 2016. However, the founder has been developing the product for more than 2 years. There is no historical financials to provide.

Fiscal Year:	Historical Financials		Pro Forma Financials		
	2014	2015	2016	2017	2018
Expected # of Employees:			1	2	3
Balance Sheet Highlights					
Total Assets:			$ 307,617	$ 681,839	$ 1,584,089
Cash and Cash Equivalents:			$ 256,700	$ 619,293	$ 1,508,343
Accounts Receivable:			$ -	$ 10,900	$ 24,600
Short-term Debt:			$ -	$ -	$ -
Long Term Debt: *			$ -	$ -	$ -
Income Statement Highlights:					
Revenue/Sales: **			$ -	$ 790,500	$ 2,077,250
Cost of Goods/services Sold:			$ -	$ 197,625	$ 519,313
Taxes Paid:			$ -	$ 162,657	$ 458,163
Net Income:			$ (42,383)	$ 333,348	$ 850,874
Cash Flow Highlights					
Beginning Cash:			$ -	$ 256,700	$ 619,293
Ending Cash:			$ 256,700	$ 619,293	$ 1,508,343
Basis: (Cash or Accrual)			Accrual	Accrual	Accrual

2014 Notes:	Software was being developed by the founder, but company was not formed
2015 Notes:	Software development continued and app was launched in 2015
2016 Notes:	Company was incorporated in May 2016. 40,000 downloads of the app so far. Expenses are very limited.
2017 Notes:	Revenue projections are based on advertising revenue achieved as demand increases for the mobile app
2018 Notes:	Expecting high growth and revenue by 2018
*Long Term Debt:	None
**Revenue/Sales:	Revenue model is based on advertisers. With 40,000 downloads already with no marketing spent, we anticipate high demand and advertising revenue

Jumpstart Micro™

Financial Summary

Treycent believes that the app has a track record of success with 40,000 downloads. With the offering proceeds applied mostly to marketing, this can increase dramatically and attract advertisers. The mobile App market is setup in such a way that advertising revenue happened when download demand increases. The founder will not take a salary until the business is profitable and overhead is very limited. The product is in the market and proven to be a success. Investors can download the app and see for themselves. Management has invested more than 2 years into the project and believes the revenue projections are achievable.

The Company plans to distribute profits back to the investors when they reach a point where a portion can be distributed without effecting the growth of the company. Long term, the company will explore more commercial applications and believes it will be attractive to acquirers in 2018/2019.

Operating History

The Company was formed in May 2016 and has no operating history or tax returns. However, the technology has been in development by the founder for over 2 years and is available today.

Financial Statements

Attached as Appendix C is the company's current financial statements. Since the company has no operating history, the details are limited. The CEO, certifies the statements as being true and accurate.

Ongoing Reporting

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: June 30 of the following year, 120 days after the end of each fiscal year covered by the report.
Once posted, the annual report may be found on the issuer's website at: treycent.com/annualreport
The issuer must continue to comply with the ongoing reporting requirements until:

    (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer
    than 300 holders of record and has total assets that do not exceed $10,000,000;
    (3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    (4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or
    (5) the issuer liquidates or dissolves its business in accordance with state law

Appendix A – Additional Disclosure Statement

Additional, general disclosures from the Jumpstart Micro Funding Portal are as follows:

All members of the Jumpstart Micro Community should read this disclosure carefully

Jumpstart Micro Disclosure

All members of the Jumpstart Micro Community should read this disclosure carefully. You will be asked to acknowledge your understanding before making an Investment or offering securities. These items are all designed to foster a positive environment and protect the rights of all members. They also define what you should expect when using Jumpstart Micro.

The process for the offer, purchase and issuance of securities through the Funding Portal

Offering – Issuers use the Funding Portal tools to create a listing page of pertinent information for Investors to review and consider. Investors have the ability to ask questions in a public forum with other Investors to gain more insight. An offer may be debt with repayment terms and interest or equity (stock) where the Issuer sells shares in their company to Investors.

Purchase – Investors can purchase the securities offered by an Issuer by selecting the "Invest Now" button. An Investor is then taken to an additional page and asked for more information such as a social security number and the amount of investment. They are also asked to confirm disclosure information. An email will be sent to confirm the details of the investment and include the amount being invested and the share price. In addition, instructions are sent on how to send the investment by ACH, wire or check. The investments always go into an Escrow Account with a bank to be held until the target amount being raised is met. If the target amount is not met by the closing date the investment is return by the bank. Jumpstart Micro does not hold any investor funds. There is also a right to cancel defined below.

Issuance – Once the transaction is completed, the Issuer is responsible for issuing the security documents or shares to the Investors. If held by a Transfer Agent this is an electronic acknowledgement. If not, it will be a paper stock certificate or document sent. Additional notifications and annual reports are also required and defined below.

Refund – If an issuer did not complete an offering, for example, because the target was not reached or the issuer decided to terminate the offering, JSM will, within five business days send to each investor who had made an investment commitment a notification disclosing the cancellation of the offering, the reason for the cancelation, and the refund amount that the investor should expect to receive. This notification, like other notifications is by email.

The risks associated with investing in securities offered and sold in reliance on Regulation Crowdfunding

Risk of Investing - The purchase of stock or debt in early stage companies is only suitable for persons or entities that can afford the risk of losing their entire investment. The Issuers business, financial condition and operating results could be adversely affected by any of a number of factors, and you could lose part or all of your investment. The risks and uncertainties described by Issuers are not the only ones that the company may face. Additional risks and uncertainties not currently known, or that are currently thought of as immaterial, may also impair business operations. Jumpstart Micro, Inc only provides a portal to present investment opportunities and does not evaluate or recommend any investments. Investors and Issuers agree to hold jumpstart micro, Inc. harmless.

An additional risk relates to minority ownership by Investors. Depending on the security an Investor may or may not have voting rights and collectively with the other investors may have a minority interest in the Issuer Company. Having a minority interest limits an Investors ability to make any decisions and all investors should consider this risk and assess their confidence in the management team to make prudent decisions in the interest of all stakeholders.

Types of Securities offered by Issuers

Issuers can offer Equity (stock) or Debt securities. An Equity investment gives the Investor ownership in the Company and does not get paid back for their investment or receive any type of payments. The exception to this is if the company is profitable and management decides to issue a cash dividend to the shareholders. In most cases you are buying the stock in belief that over time the value will grow and the company will either sell the business to a larger company or take action to create liquidity for the shareholders such as going public or bringing in a larger investor who can offer to buy back the shares owned by Investors. There are common stock and preferred stock in a corporation. Preferred is a higher class of stock. A Company may also be a Limited Liability Company (LLC). Please see Learn More for details.

Debt is an agreement to repay your investment with interest over a defined period of time. An example is to raise $300,000 and pay it back at an interest rate of 10% annually over 5 years. The monthly payments will be defined in the agreement. Debt is inherently less risky. In Bankruptcy, a debt holder is paid back before any equity holders receive any benefit.

Read any provisions carefully. Issuers may offer other features that must be disclosed such as buy back rights, or in the case of debt it might be interest only with a balloon payment of the principal at the end. These will be clearly defined.

The restrictions on the resale of securities offered and sold

The securities being purchased are private securities; meaning there is no public market where you can sell the securities. At a minimum you cannot transfer or sell any securities purchased for 12 months. Even after 12 months there may not be a market for the securities. It is best to consider any investment through the Crowdfunding process to be one where you are investing on the long term future of the company. During the first 12 months these transfer exceptions are allowed: 1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Types of information that an issuer is required to provide in annual reports, the frequency of the delivery of that information, and the possibility that the issuer's obligation to file annual reports may terminate in the future

An issuer is required to identify a location on their website where Annual Reports will be filed each year. They must post these for Investors within 120 days from the end of their corporate fiscal year end (when they filed their corporate taxes. Typically, 12/31, but not always).

- o The annual report will contain financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If Issuer has financial statements that have been reviewed or audited by an independent certified public accountant, they will be provided.
- o The annual report should include the information filed in the offering statement* and disclose information about the company and its financial condition, as required in connection with the offer and sale of the securities.
- *Offering Statement is filed with the Securities Exchange Commission prior to offering securities to Investors.
  - o Issuer must post the annual report on its website and make them available to investors. The final rules do not require delivery of a physical copy of the annual report.
  - o Termination of reporting may occur if the following conditions are met:
- The issuer has filed at least one annual report and has fewer than 300 holders of record;
- The issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
- (Sales of the business) The issuer or another party purchases or repurchases all of the securities including any payment in full of debt securities or any complete redemption of redeemable securities; or
- The issuer liquidates or dissolves in accordance with state law.

The limits on the amounts investors may invest

The new Crowdfunding Rules limit the amount an Investor may invest in all crowdfunding offerings in any 12-month period.

- If you have an annual income *or* net worth of less than $100,000 you are only permitted to invest up to the greater of (1) $2,000 and (2) 5 percent of the lesser of your annual income or net worth.
- If you have an annual income *and* net worth greater than or equal to $100,000, you may invest up to 10 percent of the lesser of your annual income or net worth.
- Regardless of above no investor is permitted to purchase more than $100,000 worth of securities in any 12-month period.
- Holders of securities sold in a crowdfunding offering will generally be required to hold all securities purchased for a least one year before engaging in sales.

The circumstances in which the issuer may cancel an investment commitment

Issuers can cancel an Investors investment under these circumstances:

- Issuers are required to report all material changes while selling securities. Investors are notified of the change and have 5 days to reconfirm their investment or it is cancelled. The offering is also extended an additional 5 days. A notice will be sent out to the investor with the reason for the cancellation and the investment will be refunded if funds were collected. All communications will be by email to the Investors registered email address on the portal.
- If the target investment is not met, the investment is cancelled and returned to the Investor.
- The escrow agent bank will perform and Anti-Money Laundering check which is standard practice at a bank. Should this come back negative the Investor funds will be returned.

The limitations on an investor's right to cancel an investment commitment

Investors have a right to cancel their investment in these circumstances

- Once the Issuer has met its target investment amount the site will reflect that it has reach the target and is no longer accepting investments. A notice from Jumpstart Micro will go to Investors to inform them and Investors will be given 48 hours to cancel their investment. If not cancelled, Investors are required to make their committed investment if he was not already made.
- Investors are notified of any material changes and given 5 days to reconfirm their investment before it is cancelled.

The need for the investor to consider whether investing in a security offered and sold is appropriate for him or her

This disclosure identifies a number of risks for investors which include the potential loss of investment, lack of control as a minority shareholder, the unpredictable future of the Company and potentially long term nature of investing in early stage companies. Each Investor should consider these risks seriously and seek any advice needed before making an investment.

Following completion of an offering, there may or may not be any ongoing relationship between the issuer and Jumpstart Micro.

Jumpstart Micro is a Crowdfunding Portal to bring Issuers and Investors together. Once an Issuer has completed their offering there may or may not be an on-going relationship between Jumpstart Micro and the Issuer. Investors will own securities in the Issuer and will have a direct relationship with them regarding the securities. Jumpstart Micro will be available should the Issuer choose to offer additional securities (Issuers can offer up to $1M each year) and may in the future offer other services to help with annual reports and consulting. Investors should understand this change to working directly with the Issuer once the transaction is complete.

Jumpstart Micro™

Information Disclosed by Issuers (Note JSM works through process with Issuer)

This information will be disclosed by Issuers to Investors

- Information about officers and directors as well as owners of 20 percent or more of the issuer
- A description of the issuer's business and the detailed use of proceeds from the offering
- The price to the public of the securities or the method for determining the price, the target offering amount, the deadline to reach the target offering amount, and whether the issuer will
- A discussion of the issuer's financial condition including certified, reviewed or audited financial information using Generally Accepted Accounting Principals
- Copy of FORM C Offering Statement filed with SEC with legend stating the risks of investing in a crowdfunding transaction
- Breakdown of compensation to Jumpstart Micro and other costs associated with the offering
- The location on the issuer's website where investors will be able to find the issuer's annual report and the date by which such report will be available on the issuer's website
- Disclosure if issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding
- Issuers must disclose their current number of employees
- Issuers must disclosure the material terms of any indebtedness including, among other items, the amount, interest rate and maturity date of the indebtedness
- Issuers are required to provide disclosure about the exempt offerings they conducted within the past three years describing the date of the offering, the offering exemption relied upon, the type of securities offered and the amount of securities sold and the use of proceeds
- Through JSM, Issuers must show progress updates towards their target amount
- Provide a right to cancel the transaction after 48-hour notice of completion
- Disclosure of any material changes, whereby the Investors need to reconfirm their investment within 5 days.
- Issuers can offer a fixed target amount or a range with a minimum and maximum. If a range Issuers disclose where additional funds will be used.

Communications

On the funding portal investors may ask questions to issuers about the offering and issuers will answer. All questions and answers are available for public viewing in an effort to help all investors assess the opportunity. Investors can also post reviews and issuers can provide periodic updates on their progress. All communications shall be based on principles of fair dealing and good faith. Issuers and anyone who promotes an Issuer on the portal are required to clearly disclose in all communications the fact that he or she is engaging in promotional activities on behalf of the issuer and identify their relationship and if they are being compensated.

Code of Conduct

The Jumpstart Micro funding portal is designed to bring investors and issuers together and facilitate communications. It is expected that all parties conduct themselves in a professional, respectful manner. No communication may make any false, exaggerated, unwarranted or misleading statement or claim. No communications may be disparaging, or contain any type of foul, sexist or racist comments. We encourage our members to report any concerns of abuse and reserve the right to terminate any person's membership without recourse should we determine any inappropriate behavior. Jumpstart Micro also reserves the right to terminate an offering if we become aware of information that causes us to believe that the issuer or the offering presents the potential for fraud or otherwise raises concerns about investor protection.

Educational Materials

Educational materials are available on the Learn More page. Additional links below provide investment guidance and regulations from the SEC (Securities and Exchange Commission), and FINRA (Financial Industry Regulatory Authority).

- Investment Basics
- SEC- Crowdfunding for Investors
- FINRA – Know your Net Worth
- FINRA – Tools and Information for Investors
- SEC – Beginners Guide to Financial Statements

Compensation

Jumpstart Micro is compensated for its services with an upfront listing fee paid for by the Issuer and a success fee which is a percentage of the money raised not to exceed 6%. Some additional fees are passed through to the Issuer for bank services such as an Escrow account and fees on funds going into or out of the escrow account. Funds are held in escrow at a banking institution until the investment target is met.

Jumpstart Micro™

Appendix B – 503 Eligibility

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

      (i) in connection with the purchase or sale of any security;

      (ii) involving the making of any false filing with the SEC; or

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      (i) in connection with the purchase or sale of any security;

      (ii) involving the making of any false filing with the SEC; or

      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

      (i) at the time of the filing of this Disclosure bars the person from:

            (A) association with an entity regulated by such commission, authority, agency or officer;

            (B) engaging in the business of securities, insurance or banking; or

            (C) engaging in savings association or credit union activities; or

      (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent,

manipulative or deceptive conduct and for which the order was entered within the 10dyear period

ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

      (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer,

investment adviser or funding portal;

      (ii) places limitations on the activities, functions or operations of such person; or

      (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Appendix D – Associated Persons

Please list all Associated Person (s) to your Organization. An Associated Person is all officers, directors and anyone owner of 20% or more of the equity in the Company.

Name: Donald McSwain
Address: 7431 Roebelenii Ct
City: Sarasota
State: FL
ZIP Code: 34241
Email: dmcswain@treycent.com
Phone: 941-363-1751
Executive Officer, Director/Board Member, Owns 20% or more of the Issuer
Confirms that none of the below apply:

Has the issuer (company) or any officer, director or major shareholder (owner of 20% of more) had or been subject to…

- Criminal convictions related to securities — Criminal felony or misdemeanor convictions within ten years before this offering in connection with the purchase or sale of any security, involving any false filing with the SEC or arising out of the conduct of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;
- Court restraining orders and injunctions related to securities — Court orders within five years of this offering that restrain or enjoin them from any connection with the purchase or sale of any security, involving any false filing with the SEC or arising out of the conduct of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;
- Final regulatory orders — Is under a final order from any state securities commission, state banking regulator, state insurance commission, federal banking agency, the Commodities Futures Trading Commission or the National Credit Union Administration that either currently bars the person from association with an entity regulated by such authority, engaging in securities, insurance or banking business or engaging in savings association or credit union activities, or that constitutes a final order entered within the last ten years based on a violation of a law or regulation that prohibits fraudulent, manipulative or deceptive conduct;
- SEC disciplinary orders — SEC disciplinary orders that currently suspend or revoke the person's registration as a broker, dealer, municipal securities dealer or investment adviser, or that limit the activities of such person or bar such person from being associated with any entity using federal or state securities exemptions to raise capital and/or sell securities;
- SEC cease and desist orders — SEC cease and desist orders within the last five years that order the person to cease and desist from violating either scienter-based anti-fraud provisions of federal securities laws or the Section 5 registration requirements of the Securities Act of 1933;
- SRO suspension or expulsion — Is currently suspended from membership in, or association with, a registered national securities exchange or registered securities association for conduct inconsistent with just and equitable principles of trade;
- SEC stop orders — SEC stop orders relating to a registration statement or Regulation A offering statement filed with the SEC within the last five years being the subject of a stop order investigation; or
- Postal Service false representation orders — United States Postal Service false representation orders entered within the last five years being subject to a temporary restraining order or preliminary injunction for conduct alleged by the postal service to constitute a scheme for obtaining money or property through the mail by means of false representations.

Jumpstart Micro™

Appendix C – Financial Statements

FINANCIAL STATEMENTS WITH REVIEW REPORT ON THE NEXT PAGES

Jumpstart Micro™



Donald McSwain, CEO and President of Treycent, Inc. On this day of June 14, 2016, I certify that:

The financial statements of Treycent, Inc. included in this Form are true and complete in all material respects; and

Regarding tax returns, since the company was formed in May 2016, we were not required to file a tax return in 2015. No return is included.

The financial statements reflect a zero balance since we were not incorporated in 2015.

Signed;

Donald McSwain, CEO and President

Treycent, Inc.

Treycent, Inc
Profit and Loss
January 1 - December 31, 2015

	Total
Income	
Total Income	
Cost of Goods Sold	
Cost of Service - COS	0.00
Service Infrastructure Costs	0.00
Total Cost of Service - COS	**$ 0.00**
Total Cost of Goods Sold	**$ 0.00**
Gross Profit	**$ 0.00**
Expenses	
Advertising	0.00
Bank Charges	0.00
Legal & Professional Fees	0.00
Meals and Entertainment	0.00
Office Expenses	0.00
Travel	0.00
Uncategorized Expense	0.00
Total Expenses	**$ 0.00**
Net Operating Income	**$ 0.00**
Net Income	**$ 0.00**

Notes: Treycent was not incorporated until May 2016

Treycent, Inc
Balance Sheet
As of December 31, 2015

	Total
ASSETS	
Current Assets	0.00
Bank Accounts	0.00
Total Bank Accounts	**$ 0.00**
Other current assets	
Intangible Asset	0.00
Total Other current assets	**$ 0.00**
Total Current Assets	**$ 0.00**
TOTAL ASSETS	**$ 0.00**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	0.00
Contributions	0.00
Retained Earnings	0.00
Net Income	0.00
Total Equity	**$ 0.00**
TOTAL LIABILITIES AND EQUITY	**$ 0.00**

Notes: Treycent was not incorporated until May 2016

Treycent, Inc
Statement of Cash Flows
January 1 - December 31, 2015

	Total	
OPERATING ACTIVITIES		
Net Income		0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Net cash provided by operating activities	$	**0.00**
FINANCING ACTIVITIES		
Contributions		0.00
Net cash provided by financing activities	$	**0.00**
Net cash increase for period	$	**0.00**
Cash at beginning of period		0.00
Cash at end of period	$	**0.00**

Notes: Treycent was not incorporated until May 2016